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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13E-3/A


                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                          FIRST MANITOWOC BANCORP, INC.
                                (NAME OF ISSUER)


                          First Manitowoc Bancorp, Inc.
            Southeastern First Manitowoc Bancorp of Wisconsin, Inc.
                       (NAME OF PERSONS FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0000719495
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                 THOMAS J. BARE
                          FIRST MANITOWOC BANCORP, INC.
                             402 NORTH EIGHTH STREET
                         MANITOWOC, WISCONSIN 54221-0010

 (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)


                                   COPIES TO:

                             K. THOR LUNDGREN, ESQ.
                            W. CHARLES JACKSON, ESQ.
                          MICHAEL BEST & FRIEDRICH LLP
                            100 EAST WISCONSIN AVENUE
                           MILWAUKEE, WISCONSIN 53202

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X] Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
      TRANSACTION VALUATION(1)                    AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
          $135,970,453                                  $16,003.72
--------------------------------------------------------------------------------



(1) The filing fee was determined based on the product of: (a) the maximum estimated 365 shares of common stock proposed to be acquired from shareholders in the transaction to which this Schedule 13E-3 relates; and
     (b) the maximum estimated consideration of $19.60 per share of common stock.

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(2)  The filing fee, calculated in accordance with Regulation 0-11 under the
     Securities Exchange Act of 1934, as amended, equals .000011770 multiplied by the total Transaction Valuation.



[x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



     Amount Previously Paid:      $15,922.07
     Form or Registration No.:    Schedule 13E-3
     Filing Party:                First Manitowoc Bancorp, Inc.
     Date Filed:                  February 28, 2005


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                                  INTRODUCTION


          This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") jointly by First Manitowoc Bancorp, Inc., a Wisconsin corporation and registered bank holding company (the "company") and Southeastern First Manitowoc Bancorp of Wisconsin, Inc. (collectively, the "filing persons"), in connection with the merger of the company with and into Southeastern, a newly formed, wholly owned subsidiary of the company, with the merger subsidiary being the surviving corporation to the merger.


         The primary purpose of the merger is to enable the future operation of our business as a non-public corporation that is not subject to the annual and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The common stock of the surviving corporation is currently not registered under the Exchange Act and will be exempt from registration thereunder following the merger because the surviving corporation will have less than 300 shareholders. Accordingly, following the merger the surviving corporation and our future business operations will not be subject to the Exchange Act's annual and periodic reporting requirements.


          Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement in answer to the items of Schedule 13E-3. The information set forth in the Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement, including all appendices thereto.



          The information contained in this Schedule 13E-3 and the Information Statement concerning the company was supplied by the company, and Southeastern takes no responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Information Statement concerning Southeastern was supplied by Southeastern, and the company takes no responsibility for the accuracy of any information supplied by Southeastern.


                           FORWARD-LOOKING STATEMENTS

         This Schedule 13E-3 contains forward-looking statements. The forward-looking statements are based on management's beliefs, assumptions, current expectations, estimates and projections about the merger, the plan of merger, the company itself, the economy and the banking industry itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements include financial forecasts, which are of limited value due to the fact that they are only judgments which are dependent upon many assumptions and factors beyond the control of FMB; and FMB makes no representations or warranties regarding the accuracy of these forecasts. The forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Actual results and outcomes may materially differ from what may be expressed or forecasted. Risk factors include, but are not limited to, changes in banking laws and regulations; changes in securities and tax laws; changes in governmental and regulatory policy; changes in the national and local economy; changes in costs and other assumptions used in forecasting management's expectations concerning the costs and cost savings associated with the merger; the ability of the company to implement effectively the merger; and the ability to and speed with which the company may achieve all cost savings anticipated from the merger. These are representative of the risk factors that could cause a difference between an ultimate actual outcome and a forward-looking statement.

ITEM 1. SUMMARY TERM SHEET.

The sections captioned "SUMMARY TERM SHEET" (page 2) and "QUESTIONS AND ANSWERS" (page 5) in the Information Statement are hereby incorporated by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

Item 1002 of Regulation M-A

(a) Name and Address. The name of the issuer is First Manitowoc Bancorp, Inc. The principal executive offices of FMB are located at 402 North Eighth Street, Manitowoc, Wisconsin 54221-0010 and the telephone number is (920) 684-6611.


(b) Securities. The exact title of each class of the subject equity securities is "Common Stock, par value $1.00 per share." As of May 5, 2005, the number of shares of our common stock outstanding was 6,937,268.



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(c)      Trading Market and Price. The section captioned "INFORMATION ABOUT FMB
         AND ITS AFFILIATES - Market Price and Dividend Information" (page 41) in the Information Statement is hereby incorporated by reference.



(d) Dividends. The section captioned "INFORMATION ABOUT FMB AND ITS AFFILIATES - Market Price and Dividend Information" (page 41) in the Information Statement is hereby incorporated by reference.


(e)      Prior Public Offerings. Not applicable.


(f) Prior Stock Purchases: The section captioned "INFORMATION ABOUT FMB AND ITS AFFILIATES - Market Price and Dividend Information" (page 41) in the Information Statement is hereby incorporated by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

Item 1003 of Regulation M-A:


(a)-(c) Name and address; Business Background of Filing Persons: The sections captioned "SUMMARY TERM SHEET" (page 2), "QUESTIONS AND ANSWERS" (page
         5), and "INFORMATION ABOUT FMB AND ITS AFFILIATES" (page 36) in the Information Statement are hereby incorporated by reference.



(c) (3) No director, executive officer or affiliate of the company or Southeastern was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Neither the company nor Southeastern was convicted in a criminal proceeding during the past five years.



         (4) None of the company, Southeastern or any director, executive officer or affiliate of the company or Southeastern was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violation of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.



         (5) Each of the directors, executive officers and affiliates of the company and Southeastern are United States citizens.


ITEM 4. TERMS OF THE TRANSACTION.

Item 1004 of Regulation M-A:

(a)      (1) Material Terms. Tender Offers. Not Applicable.


         (2) Material Terms. Mergers or Similar Transactions." The sections captioned "SUMMARY TERM SHEET" (page 2), "QUESTIONS AND ANSWERS" (page
         5), and "THE TRANSACTION - Material Terms" (page 29) in the Information Statement are hereby incorporated by reference.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


Item 1005 of Regulation M-A:



(a) During the past two years, there has been no transaction between either of the filing persons or any executive officer, director or affiliate of such filing person.



(b) During the past two years, there have been no negotiations, transactions or material contracts between the company and Southeastern or any of the company's affiliates, except for those actions taken by the respective officers and boards of directors of the company and Southeastern with respect to the proposed transaction and which are described in the Information Statement.




(c) During the past two years, there have been no negotiations or material contracts between (i) any affiliates of the company or (ii) the company or any of its affiliates and any person not affiliated with the company who would have a direct interest in such matters.




(e) There are no agreements, arrangements, or understandings between (i) either the company and any of its executive officers, directors or affiliates or Southeastern and any of its executive officers, directors or affiliates and (ii) any other persons with respect to any securities of the company.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006 of Regulation M-A:


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(b)      Use of Securities Acquired. The section captioned "THE TRANSACTION -
         Use of Securities Acquired and Plans or Proposals" (page 40) in the Information Statement is hereby incorporated by reference.



(c)(1)-(8) Plans. The sections captioned "SPECIAL FACTORS - Effects of the
           Merger -- Effect on Organization and Management of the Surviving Corporation" (page 13), and "INFORMATION ABOUT FMB AND ITS AFFILIATES
           - Use of Securities Acquired and Plans or Proposals" (page 40), in the Information Statement are hereby incorporated by reference.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013 of Regulation M-A:


(a) Purposes. The sections captioned "SPECIAL FACTORS - Purpose of the Merger" (page 9) and "INFORMATION ABOUT FMB AND ITS AFFILIATES - Use of Securities Acquired and Plans or Proposals" (page 40) in the Information Statement are hereby incorporated by reference.


(b) Alternatives. The section captioned "SPECIAL FACTORS - Alternative Transactions Considered" (page 11) in the Information Statement is incorporated by reference.


(c) Reasons. The sections captioned "SUMMARY TERM SHEET" (page 2), "QUESTIONS AND ANSWERS" (page 5), "SPECIAL FACTORS - Our reasons for Pursuing the Merger" (page 10) and "MATERIAL CHANGES IN RIGHTS OF CONTINUING SHAREHOLDERS" (page 34) in the Information Statement are hereby incorporated by reference.



(d) Effects. The sections captioned "SUMMARY TERM SHEET" (page 2), "QUESTIONS AND ANSWERS" (page 5), "SPECIAL FACTORS - Effects of the Merger" (page 12) and "MATERIAL CHANGES IN RIGHTS OF CONTINUING SHAREHOLDERS" (page 34) in the Information Statement are hereby incorporated by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A:


(a) Fairness. The sections captioned "SUMMARY TERM SHEET" (page 2), "QUESTIONS AND ANSWERS" (page 5), "SPECIAL FACTORS - Position of FMB as to the Fairness of the Merger to Unaffiliated Shareholders" (page 14) and "SPECIAL FACTORS - Position of Southeastern as to the Fairness of the Merger to Unaffiliated Shareholders" (page 16) in the Information Statement are hereby incorporated by reference.



(b) Factors Considered in Determining Fairness. The sections captioned "SUMMARY TERM SHEET" (page 2), "QUESTIONS AND ANSWERS" (page 5), "SPECIAL FACTORS - Position of FMB as to the Fairness of the Merger to Unaffiliated Shareholders" (page 14), "SPECIAL FACTORS - Position of Southeastern as to the Fairness of the Merger to the Unaffiliated Shareholders" (page 16) and "SPECIAL FACTORS - Report of the Financial Advisor" (page 20) in the Information Statement are hereby incorporated by reference.



(c) Approval of Security Holders. The sections captioned "SUMMARY TERM SHEET" (page 2) and "SPECIAL FACTORS - Approval of Security Holders" (page 17) in the Information Statement are hereby incorporated by reference.



(d) Unaffiliated Representative. The section captioned "SPECIAL FACTORS - Provisions for Unaffiliated Shareholders" (page 17) in the Information Statement is hereby incorporated by reference.


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(e)      Approval of Directors. The section captioned "SPECIAL FACTORS -
         Approval of FMB Directors" (page 19) in the Information Statement is hereby incorporated by reference.



(f) Other Offers. The section captioned "SPECIAL FACTORS - Other Offers" (page 19) in the Information Statement is hereby incorporated by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1015 of Regulation M-A:


(a) Report, Opinion or Appraisal. The section captioned "SPECIAL FACTORS - Report of Financial Advisor" (page 20) in the Information Statement is hereby incorporated by reference.



(b) Preparer and Summary of the Report, Opinion or Appraisal. The section captioned "SPECIAL FACTORS - Report of Financial Advisor" (page 20) in the Information Statement is hereby incorporated by reference.



(c) Availability of Documents. The section captioned "WHERE YOU CAN FIND ADDITIONAL INFORMATION" (page 49) in the Information Statement is hereby incorporated by reference.


ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A:


(a) Source of Funds. The section captioned "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION" (page 35) in the Information Statement is hereby incorporated by reference.


(b)      Conditions. None.


(c) Expenses. The section captioned "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION" (page 35) in the Information Statement is hereby incorporated by reference.


(d)      Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A:


(a) Securities Ownership. The section captioned "INFORMATION ABOUT FMB AND ITS AFFILIATES - Interests in Securities of FMB" (page 39) in the Information Statement is hereby incorporated by reference.


(b)      Securities Transactions. None.

ITEM 12. SOLICITATION OR RECOMMENDATION.

Item 1012(d) and (e) of Regulation M-A:


(d) Intent to Tender or Vote in a Going-Private Transaction. The section captioned "SPECIAL FACTORS - Interests of Certain Directors and Officers in the Transaction" (page 19) in the Information Statement is hereby incorporated by reference.



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(e)      Recommendations of Others. Not applicable.

ITEM 13. FINANCIAL STATEMENTS.

Item 1010(a) and (b) of Regulation M-A:

(a)      Financial Information.


         (1) and (2). The information contained in the Consolidated Financial Statements included in First Manitowoc Bancorp, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 12, 2004; in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 15, 2005 and in its Quarterly Report on Form 10-Q for the three months ended March 31, 2005, filed with the SEC on May 9, 2005 are hereby incorporated by reference.



         (3). The company's book value per share of common stock as of March 31, 2005 was $9.57.



         (4). The company's ratio of earnings to fixed charges was 196.5% and 212.6% for the years ended December 31, 2003 and 2004, respectively, and was 228.6% and 207.6% for the three months ended September 30, 2004 and 2005, respectively.



(b) Pro Forma Information. The section captioned "SUMMARY FINANCIAL INFORMATION - Summary Unaudited Pro Forma Consolidated Financial Information" (page 45) in the Information Statement is hereby incorporated by reference.



(c) Summary Information. The sections captioned "SUMMARY FINANCIAL INFORMATION - Summary Historical Consolidated Financial Information" (page 43) and "SUMMARY FINANCIAL INFORMATION - Consolidated Ratios of Earnings to Fixed Charges" (page 45) in the Information Statement is hereby incorporated by reference.


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A:

(a)      Solicitations or Recommendations. Not applicable.


(b) Employees and Corporate Assets. The section captioned "SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION" (page 35) in the Information Statement is hereby incorporated by reference.


ITEM 15. ADDITIONAL INFORMATION.

Item 1011(b) of Regulation M-A:

(b) Other Material Information. The additional information contained in the Information Statement including all appendices attached thereto, is hereby incorporated by reference.

ITEM 16. EXHIBITS.

Item 1016(a) through (d), (f) and (g) of Regulation M-A:

(a)(1) Information statement delivered to the shareholders of First Manitowoc Bancorp, Inc. (the "Information Statement").


(a)(2)   Form of Letter to Shareholders delivered with the Information
         Statement.



(a)(3)   Press Releases dated February 25, 2005 and May 9, 2005 (filed as
         Exhibit 99.1 to First Manitowoc Bancorp, Inc.'s Current Report on Form 8-K dated February 25, 2005 and May 10, 2005, respectively, and incorporated herein by reference).



(b)      Not applicable.



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(c)(1)      Report of American Appraisal Associates, Inc.

(c)(2)      Revised Report of American Appraisal Associates, Inc.



(d)      Not applicable.


(f)      Not applicable.

(g)      Not applicable.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 10, 2005


                                        FIRST MANITOWOC BANCORP, INC.


                                        By: /s/ Thomas J. Bare
                                           -------------------------------------
                                           Thomas J. Bare
                                           President and Chief Executive Officer




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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 10, 2005



                                        Southeastern First Manitowoc Bancorp
                                        of Wisconsin, Inc.




                                        By: /s/ Thomas J. Bare
                                           -------------------------------------
                                           Thomas J. Bare
                                           Chief Executive Officer